

10012943

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roper Employee Voluntary Stock Ownership Plan
1507 Broomtown Rd
LaFayette GA, 30728

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Employee Voluntary Stock Ownership Plan
(Name of Plan)

Date 6-9-10

Rodney Hobbs
(Signature)*
Name: Rodney Hobbs
Title: Manager of Human Resources

**Print name and title of the signing official under the signature.*



Exhibit 23

Consent of Independent Registered Public Accounting Firm

Roper Employee Voluntary Stock Ownership Plan:

We consent to the incorporation by reference in the Registration Statements (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 9, 2010, with respect to the statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2009 and 2008, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

New York, New York
June 9, 2010


KPMG

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

December 31, 2009 and 2008

Table of Contents

(i) Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Telephone +1 212 758 9700
Fax +1 212 758 9819
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Roper Employee Voluntary Stock Ownership Plan (the "Plan") as of December 31, 2009 and 2008, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 9, 2010

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments, at fair value (notes 3 and 4)	$ 55,848,618	$ 52,141,330
Loans to participants	2,587,684	3,203,299
Participant contributions receivable	48,550	25,062
Employer contributions receivable	47,702	25,708
Accrued dividends and interest	241,062	688,502
Total assets	58,773,616	56,083,901
Liabilities:		
Payable for excess contributions	26,836	22,070
Net assets available for plan benefits	$ 58,746,780	$ 56,061,831

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions/(reductions) to net assets attributed to:		
Investment income:		
Net appreciation/(depreciation) in fair value of investments (note 3)	$ 964,049	$ (51,365,125)
Dividends and interest	1,680,708	3,454,640
Total investment income/(loss)	2,644,757	(47,910,485)
Interest on loans to participants	172,839	239,043
Contributions:		
Participant	2,083,195	2,745,040
Employer	2,029,505	2,606,486
Total contributions	4,112,700	5,351,526
Total additions/(reductions)	6,930,296	(42,319,916)
Deductions from net assets attributed to:		
Benefits paid to participants	4,222,686	9,514,623
Expenses and loan fees (note 1)	22,661	29,412
Total deductions	4,245,347	9,544,035
Net increase/(decrease)	2,684,949	(51,863,952)
Net assets available for plan benefits at:		
Beginning of year	56,061,831	107,925,783
End of year	$ 58,746,780	$ 56,061,831

See accompanying notes to financial statements.

(1) Description of Plan

The Roper Employee Voluntary Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by the Roper Corporation (the "Company"), whose ultimate parent is the General Electric Company ("GE"), for all employees who have worked for 60 consecutive days following their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and trustee and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Roper Employee Voluntary Stock Ownership Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE Common Stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar- denominated money market instruments.

(c) GE Institutional Strategic Investment Fund - This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

(d) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(e) Royce Premier Fund – This fund seeks long-term growth of capital by investing in a limited number of equity securities issued by small companies with stock market capitalization between $500 million and $2.5 billion.

(f) Artio International Equity Fund – This investment seeks long-term growth of capital. It invests up to 35% of total assets in emerging-market securities and 80% of assets in international equities.

(g) First Eagle Global Fund – This fund seeks long-term growth of capital by investing in a wide range of asset classes from markets in the United States and around the world.

(h) PIMCO Total Return Fund – This fund seeks maximum total return, consistent with preservation of capital and prudent investment management by investing primarily in a diversified portfolio of fixed income instruments of varying maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to have up to 14% of their compensation deducted from payroll and contributed to the Plan on a pre-tax and/or after-tax basis. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 and $15,500 in 2009 and 2008, respectively. For participants eligible to make catch-up contributions, the 2009 and 2008 limits on catch-up contributions were generally $5,500 and $5,000, respectively.

Employer Contributions

The Company matches employee pre-tax contributions at a rate of 150% of the participant's pre-tax contributions on the first 2% of compensation and 100% of the employee's pre-tax contributions on the next 5% of compensation. After-tax employee contributions and catch-up contributions are not matched. Company contributions are made on a biweekly basis.

The Board of Directors may elect each year, at its discretion, to allocate a profit sharing contribution. The contribution would be allocated to participants based on years of service in order to determine the base amount. There were no discretionary contributions from the Company in 2009 and 2008.

Vesting

Participants are immediately fully vested in their contributions as well as the Company's contributions to the Plan and earnings thereon.

Forfeitures

As of December 31, 2009 and 2008, forfeited non-vested amounts (including unrealized appreciation) totaled $24,408 and $23,849, respectively. During 2009 and 2008, no forfeitures were utilized to pay Plan expenses or to reduce Company contributions. Gains on earnings of forfeiture balances were $178 and $303 during 2009 and 2008. Additions to forfeiture balances were $381 and $646 during 2009 and 2008.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 9 years may be permissible. Loans are secured by the remaining balance in the participant's account. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the entire unpaid balance of the loan will become immediately due and payable without further notice on demand.

Loans to participants at December 31, 2009 and 2008 were $2,587,684 and $3,203,299 respectively. Interest from loans to participants for the years ended December 31, 2009 and 2008 were $172,839 and $239,043 respectively

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of qualifying contributions including earnings credited thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan. For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

(b) Accounting Changes

The Financial Accounting Standards Board (FASB) has made the Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all previously issued authoritative U.S. generally accepted accounting principles (GAAP) into one codified set of guidance organized by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Fair Value Measurements

We adopted ASC 820, *Fair Value Measurement and Disclosures* for all financial investments accounted for at fair value.

For financial assets and liabilities fair valued on a recurring basis, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain instruments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include registered investment companies.

The Plan's ownership in the collective funds and the GE Common Stock Fund are carried at fair value based on the investment's net asset value per unit and included in Level 2.

When quoted market prices are unobservable, we obtain pricing information from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

See note 4 for additional information.

(e) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2009 and 2008:

		2009			2008	
GE Common Stock Fund	$	36,782,271	*	$	36,463,059	*
Mutual funds:						
GE Money Market Fund		3,247,056	*		3,258,316	*
GE Institutional Strategic Investment Fund		1,151,125			1,004,426	
American Funds Growth Fund of America		2,280,417			1,603,426	
Royce Premier Fund		2,680,156			1,870,920	
Artio International Equity Fund		3,146,452	*		2,462,514	
First Eagle Global Fund		3,399,844	*		2,654,624	
PIMCO Total Return Fund		3,161,297	*		2,824,045	*
Total mutual funds		19,066,347			15,678,271	
Total Investments, at fair value	$	55,848,618		$	52,141,330	

* Investment option representing more than 5% of the Plan's net assets

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) during 2009 and 2008 as follows:

		2009		2008
GE Common Stock Fund	$	(272,418)	$	(43,276,298)
Mutual funds		1,236,467		(8,088,827)
Total	$	964,049	$	(51,365,125)

Dividends and interest for the years ended December 31, 2009 and 2008 were $1,680,708 and 3,454,640 respectively.

(4) Fair Value Measurements

We adopted ASC 820 effective January 1, 2008 for all financial investments accounted for at fair value. This guidance establishes a new framework for measuring fair value and expands related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also established a three-level valuation hierarchy based upon observable and non-observable inputs.

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund	$ —	$ 36,782	$ —	$ 36,782
Mutual funds	19,067	—	—	19,067
Total Investments, at fair value	$ 19,067	$ 36,782	$ —	$ 55,849

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund	$ —	$ 36,463	$ —	$ 36,463
Mutual funds	15,678	—	—	15,678
Total Investments, at fair value	$ 15,678	$ 36,463	$ —	$ 52,141

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during the 2009 or 2008.

(5) Risk and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated August 6, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

During 2009, the Company identified errors in the company match. The match set caps for 2009 in the payroll system was not changed per the IRS 2009 required numbers. The employer match for a total of 7 participants was impacted by this error in the amount of $4,550. In addition, the payroll system incorrectly calculated and reversed twice the amount of the employer match that was paid. The employer match for a total of 15 participants was impacted by this error in the amount of $394. The Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $113 for potential lost income due to the delays. The Company has taken corrective actions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2009 and 2008 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2009	2008
Total Investments, at fair value per financial statements	$ 55,848,618	$ 52,141,330
Loans to participants	2,587,684	3,203,299
Total Investments per Form 5500	$ 58,436,302	$ 55,344,629

(10) Subsequent Events

Effective April 1, 2010, the share class of six funds changed and the assets invested in these funds were transferred as follows:

- The Artio International Equity Fund (Class A) assets transferred to the Artio International Equity Fund (Institutional Class).
- The First Eagle Global Fund (Class A) assets transferred to the First Eagle Global Fund (Institutional Class).
- The American Funds Growth Fund of America R2 assets transferred to the American Funds Growth Fund of America R6.
- The Royce Premier Fund (Investment Class) assets transferred to the Royce Premier Fund (Institutional Class).
- The GE Total Return Fund (Class Y) assets transferred to the GE Institutional Strategic Investment Fund.
- The GE Money Market Fund (Class Y) assets transferred to the GE Institutional Money Market Fund.

Similarly, all contributions made to the Plan after that date will be allocated to the corresponding new fund.

Supplemental Schedule I

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares	Fair value
*	GE Common Stock Fund	Collective trust fund	3,151,344	$ 36,782,271
*	GE Money Market Fund	Mutual fund	3,247,056	3,247,056
*	GE Institutional Strategic Investment Fund	Mutual fund	62,459	1,151,125
	American Funds Growth Fund of America	Mutual fund	85,377	2,280,417
	Royce Premier Fund	Mutual fund	164,326	2,680,156
	Artio International Equity Fund	Mutual fund	114,126	3,146,452
	First Eagle Global Fund	Mutual fund	85,039	3,399,844
	PIMCO Total Return Fund	Mutual fund	292,713	3,161,297
	Total Investments, at fair value			$ 55,848,618
*	Loans to participants	1,174 loans to participants with interest rates of 4.25% to 9.25%	—	2,587,684
	Total Loans to participants			$ 2,587,684
	Total Assets held at end of year			$ 58,436,302

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.